UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                        FINAL AMENDMENT TO SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                            Lowrance Electronics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                             Shares of Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  548900 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Don C. Whitaker
                                  23 Beechwood
                    Irvine, California 92604  (949) 857-6008
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                               December 29, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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               SHARES OF COMMON SHARES - CUSIP No. 548900 10 9
--------------------------------------------------------------------------------
     1    NAME  OF  REPORTING  PERSON
          S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON
          Don C. Whitaker
          S.S. No.  --
--------------------------------------------------------------------------------
     2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
          (a)    [X]                              (b)    [ ]
--------------------------------------------------------------------------------
     3    SEC  USE  ONLY
--------------------------------------------------------------------------------
     4    SOURCE  OF  FUNDS*
          WC
--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS  2(d)  OR  2(e)                          [ ]
--------------------------------------------------------------------------------
     6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
          United States Citizen
--------------------------------------------------------------------------------
              7    SOLE  VOTING  POWER
NUMBER  OF         165,100 shares
SHARES        ------------------------------------------------------------------
BENEFICIALLY  8    SHARED  VOTING  POWER
OWNED  BY          0
EACH          ------------------------------------------------------------------
REPORTING     9    SOLE  DISPOSITIVE  POWER
PERSON  WITH       165,100
--------------------------------------------------------------------------------
     10   SHARED  DISPOSITIVE  POWER
          0
--------------------------------------------------------------------------------
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 165,100 shares
--------------------------------------------------------------------------------
     12   CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                         [ ]
--------------------------------------------------------------------------------
     13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          4.38%
--------------------------------------------------------------------------------
     14   TYPE  OF  REPORTING  PERSON*
          IN

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
               SHARES OF COMMON SHARES - CUSIP No. 548900 10 9
--------------------------------------------------------------------------------
     1    NAME  OF  REPORTING  PERSON
          S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON
          Don C. Whitaker, Inc
          IRS No.  --
--------------------------------------------------------------------------------
     2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
          (a)    [X]                              (b)    [ ]
--------------------------------------------------------------------------------
     3    SEC  USE  ONLY
--------------------------------------------------------------------------------
     4    SOURCE  OF  FUNDS*

--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS  2(d)  OR  2(e)                          [ ]
--------------------------------------------------------------------------------
     6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
          United States
--------------------------------------------------------------------------------
              7    SOLE  VOTING  POWER
NUMBER  OF         0
SHARES        ------------------------------------------------------------------
BENEFICIALLY  8    SHARED  VOTING  POWER
OWNED  BY          0
EACH          ------------------------------------------------------------------
REPORTING     9    SOLE  DISPOSITIVE  POWER
PERSON  WITH       0
--------------------------------------------------------------------------------
     10   SHARED  DISPOSITIVE  POWER
          0
--------------------------------------------------------------------------------
     11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
          0
--------------------------------------------------------------------------------
     12   CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                         [ ]
--------------------------------------------------------------------------------
     13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          0
--------------------------------------------------------------------------------
     14   TYPE  OF  REPORTING  PERSON*

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
               SHARES OF COMMON SHARES - CUSIP No. 548900 10 9
--------------------------------------------------------------------------------
     1    NAME  OF  REPORTING  PERSON
          S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON
          Don  C.  Whitaker, Jr.
          S.S. No.  --
--------------------------------------------------------------------------------
     2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
          (a)    [X]                              (b)    [ ]
--------------------------------------------------------------------------------
     3    SEC  USE  ONLY
--------------------------------------------------------------------------------
     4    SOURCE  OF  FUNDS*
          WC
--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS  2(d)  OR  2(e)                          [ ]
--------------------------------------------------------------------------------
     6    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
          United States Citizen
--------------------------------------------------------------------------------
              7    SOLE  VOTING  POWER
NUMBER  OF         11,000 shares
SHARES        ------------------------------------------------------------------
BENEFICIALLY  8    SHARED  VOTING  POWER
OWNED  BY          0
EACH          ------------------------------------------------------------------
REPORTING     9    SOLE  DISPOSITIVE  POWER
PERSON  WITH       0
--------------------------------------------------------------------------------
     10   SHARED  DISPOSITIVE  POWER
          0
--------------------------------------------------------------------------------
     11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
          11,000 shares
--------------------------------------------------------------------------------
     12   CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                         [ ]
--------------------------------------------------------------------------------
     13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
          0.29%
--------------------------------------------------------------------------------
     14   TYPE  OF  REPORTING  PERSON*
          IN

                                  SCHEDULE 13D
                                  ------------


ITEM  1.     SECURITY  AND  ISSUER.

     This statement relates to common shares of Lowrance Elecrtronics, Inc. The principal executive office of the Company is located at 12000 East Skelly Drive, Tulsa, OK 74128.

ITEM  2.     IDENTITY  AND  BACKGROUND.

     (a)  Don  C.  Whitaker and Don C. Whitaker, Jr., are both natural  persons.

     (b)  23  Beechwood,  Irvine,  California  92604

     (c) Don C. Whitaker is the President and Don C. Whitaker, Jr. is the Vice President of Don C. Whitaker, Inc., 23 Beechwood, Irvine, California 92604, a firm whose primary purpose is investment opportunities.

     (d) During the last five years, neither Don C. Whitaker nor Don C. Whitaker, Jr., have been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body as a result of which they have not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (e) Court or Administrative Proceedings: During the last five years, the Reporting Persons have not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Both Don C. Whitaker and Don C. Whitaker, Jr. are citizens of the United States of America.


ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION


     Don C. Whitaker has purchased a total, net of dispositions, of the 165,100 shares of common shares of the Company. All of these purchases were market purchases for a total net consideration of approximately $874,108. Don C.
Whitaker, Jr. has purchased a total of 11,000 shares for a total cost of $47,115. All shares purchased were for cash in personal and/or IRA accounts of the Whitakers.

ITEM  4.     PURPOSE  OF  TRANSACTION

     The above-described purchases of shares of common shares of the Company were made for investment purposes only. The Whitakers' intent is to passively participate in the sale of the Company that they perceive will happen in the future. (On January 5, 2001, as this filing was being prepared for trades triggered on 12/29/2000, Lowrance Electronics announced a merger with Cobra Electronics. Cobra is intended to be the survivor). The Whitaker's may in the future determine to purchase additional securities of the Company, or to dispose of some or all of the securities they presently own, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other considerations.


     Except as described above, the Whitaker's has no present plans or proposals that relate to or would result in:

     a) the acquisition by any person of additional securities of the company, or the disposition of securities of the company;

     b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the company or any of its subsidiaries;

     c) a sale or transfer of a material amount of assets of the company or any of its subsidiaries;

     d) any change in the present board of directors or management of the company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e) any material change in the present capitalization or dividend policy of the company;

     f) any other material change in the company's business or corporate structure;

     g) changes in the company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the company by any person;

     h) causing a class of securities of the company to be delisted from a national securities exchange or to cease to be authorized.

     Within the past 60 days, Whitaker Group has engaged in the following transactions in common shares of the company, all of which were ordinary market transactions:

Trades  within  the  last  sixty  days.
Date                    Shares Purchased (Sold)  Price per Share
-----------------------------------------------------------------

Don C. Wbitaker:
11/17/00                                 1,000           3  1/16
11/22/00                                 1,400           3  1/8
11/28/00                                  (500)          3  5/8
11/28/00                                (1,900)          3  9/16
11/29/00                                 1,000           3  7/32
11/30/00                                 1.500           3  3/32
11/30/00                                 1,600           3  1/16
11/30/00                                 1,000           3  1/8
11/30/00                                 1,700           3  1/32
12/01/00                                 1,000           3  5/32
12/05/00                                  (100)          3  1/4
12/05/00                                 1,000           2  15/16
12/05/00                                   800           2  7/8
12/06/00                                  (900)          3  1/4
12/06/00                                (2,000)          3  3/16
12/06/00                                 1,500           3  1/32
12/07/00                                 2,500           3  1/32
12/11/00                                (1,400)          3  1/2
12/11/00                                 2,000           3  1/8
12/15/00                                 3,400           3  1/4
12/18/00                                 1,500           3  3/16
12/18/00                                 1,100           3  1/4
12/18/00                                 1,000           3  1/8
12/29/00                                 2,900           2  7/8
12/29/00                                 2,000           2  15/16
01/03/01                                 7,500           3
01/05/01                               (13.000)          7  31/32
01/05/01                               (68,500)          7  15/16
01/05/01                                (6,800)          8  1/32
01/05/01                               (51,000)          8

Don C. Whitaker, Inc:
01/05/01                               (25,000)          8

Don C. Whitaker, Jr.:
11/13/00                                   500           3.23
11/13/00                                 1,200           3
12/29/00                                 5,000           2  7/8
01/05/01                               (10,700)          8
01/05/01                                  (800)          7.895

Whitaker Group:
DCW                         165,100 Total Cost         874,108.00
DCW, Inc.                       -0-                   -0-
DCW, Jr.                     11,000 Total Cost        $ 47,115.00

-----------------------------------------------------------------------
Group                       176,100 Total Cost        $921,223

     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company described above.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

     None.


ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS.

     None.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Dated  this  5th  day  of  January,  2001.


                              By:  /s/  Don  C.  Whitaker
                                   ----------------------
                                   Don  C.  Whitaker
                                   Individually


                              By:  /s/  Don  C.  Whitaker, Jr.
                                   ---------------------------
                                   Don  C.  Whitaker, Jr.
                                   Individually



                              Don  C.  Whitaker, Inc.


                              By:  /s/  Don  C.  Whitaker
                                   ----------------------
                                   Don  C.  Whitaker
                                   President


                              By:  /s/  Don  C.  Whitaker, Jr.
                                   ---------------------------
                                   Don  C.  Whitaker, Jr.
                                   Vice President